UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

_____

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (date of earliest event reported): December 21, 2009

BOYDGAMING

Boyd Gaming Corporation
(Exact Name of Registrant as Specified in its Charter)

Nevada	**001-12882**	**88-0242733**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

3883 Howard Hughes Parkway, Ninth Floor
Las Vegas, Nevada 89169
(Address of Principal Executive Offices, Including Zip Code)

(702) 792-7200
(Registrant's Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.   **Entry into a Material Definitive Agreement.**

The information included in Item 2.03 is incorporated herein by reference.

Item 2.03.   **Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.**

On December 21, 2009, Boyd Gaming Corporation (the "Company") entered into the First Amendment and Consent to First Amended and Restated Credit Agreement, among the Company, certain financial institutions (each a "Lender") and Bank of America, N.A., as administrative agent (the "Amendment"). The Amendment amends certain terms of the First Amended and Restated Credit Agreement dated as of May 24, 2007 (the "Credit Agreement"). The Credit Agreement was filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2007. Except as amended by the Amendment, the terms of the Credit Agreement remain in effect. The Company issued a press release on December 21, 2009 regarding the Amendment, which press release is attached to this Current Report on Form 8-K as Exhibit 99.1 and incorporated herein by reference.

The Amendment reduces the revolving commitments from $4.0 billion to $3.0 billion and increases the amount of funds available under letters of credit.

The Amendment also adds provisions requiring mandatory prepayment of outstanding loans, and a corresponding commitment reduction, in each case up to an aggregate amount of $600 million, with the net cash proceeds from the incurrence of additional indebtedness by the Company or certain of its subsidiaries. With certain exclusions and conditions, the net cash proceeds from the following incurrence of indebtedness are excluded from the mandatory prepayment and revolving commitment reduction requirements: (i) proceeds from the issuance of debt of the Company to the extent used to refinance the Company's 7.75% Senior Subordinated Notes due 2012, or to repay revolving loans made to the Company within the preceding 180 days which were used by the Company to repay such Notes; (ii) proceeds from the issuance of senior subordinated notes used for the repayment, repurchase or redemption of the Company's 7.75% Senior Subordinated Notes due 2012, 6.75% Senior Subordinated Notes due 2014 and 7.125% Senior Subordinated Notes due 2016; (iii) proceeds used in connection with an acquisition; (iv) proceeds from certain specified indebtedness permitted under the Credit Agreement; and (v) proceeds of up to $400 million not otherwise excluded. The mandatory reduction of the revolving commitments will cease on the current maturity date of the revolving loans, May 24, 2012.

Among other things, the Amendment also:

- Decreases or increases the maximum total leverage ratios for periods ending December 31, 2010 and thereafter as follows: (i) 7.25 to 1.00 for the four quarters ending December 31, 2010; (ii) 7.00 to 1.00 for the four quarters ending March 31, 2011; (iii) 6.75 to 1.00 for the four quarters ending June 30, 2011; (iv) 6.50 to 1.00 for the four quarters ending September 30, 2011; (v) 6.00 to 1.00 for the four quarters ending December 31, 2011; and (vi) 5.50 to 1.00 for the four quarters ending March 31, 2012;

- provides that if a Lender becomes the subject of a bankruptcy or similar proceeding or defaults on or refuses to comply with its funding obligations, the Company may be required to pledge or deposit collateral in an amount not less than such Lender's letter of credit obligations for the benefit of the letter of credit issuer;

- revises the definition of "Consolidated Funded Indebtedness" to (i) exclude cash borrowed by the Company and pledged or deposited by the Company as cash collateral pursuant to the funding obligations discussed in the bullet point above; and (ii) include liabilities under any non-appealable judgment;

- provides for variations in GAAP accounting for the purposes of financial covenants and computations, including without limitation, (i) deconsolidation of certain entities that the Company does not currently consolidate in accordance with GAAP but which are subsequently required to be consolidated for any reason other than direct or indirect majority equity ownership; (ii) exclusion of contracts determined to be leases under GAAP; and (iii) a provision that Echelon and related entities will be considered a project regardless of treatment under GAAP; provided, however, that if the determination is made that Echelon and such related entities should no longer be considered a project in accordance with GAAP, then up to $30 million of pre-opening expenses, impairment charges and exiting and disposal charges incurred after such determination that are otherwise includable in Consolidated EBITDA will be excluded for the purposes of debt covenant calculations and for compliance purposes;

- revises the definition of "Interest Coverage Ratio" (i) to include in the interest computation interest costs associated with derivative instruments not otherwise included in interest expense; and (ii) to exclude from the interest computation (a) non-cash change in value of derivative instruments and (b) gains and losses arising out of the termination of derivative instruments; and

- revises the definition of Consolidated EBITDA to, among other things, (i) modify and clarify provisions relating to inclusion of earnings of the Borgata and non-wholly owned Subsidiaries and earnings of entities acquired by the Company (including acquisitions of substantially all assets of an entity); (ii) exclude interest costs associated with derivative instruments not otherwise included in interest expense; and (iii) exclude non-cash litigation accruals, but include any such amounts at such time as there is a non-appealable judgment or cash payment in respect of a settlement of or judgment in respect of such litigation.

The Amendment also contains provisions permitting the Company to amend and extend the term of the revolving commitments. The extended revolving commitment would not be effective until the Company and individual Lenders agree to participate in such extension pursuant to the terms and conditions contained in the Amendment, and no Lender will be obligated to extend or increase its existing commitment without its consent.

Item 8.01.   **Other Events.**

The information included in Item 2.03 is incorporated herein by reference.

Item 9.01.   **Financial Statements and Exhibits.**

(d) Exhibits

Exhibit No.	Description
99.1	Boyd Gaming Press Release dated December 21, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 28, 2009   **Boyd Gaming Corporation**

                                           /s/ Josh Hirsberg
                                           Josh Hirsberg
                                           Senior Vice President, Chief Financial Officer and Treasurer

Exhibit Index

Exhibit No.	Description
99.1	Boyd Gaming Press Release dated December 21, 2009